Butterfield Reports First Quarter 2020 Results

Financial highlights for the first quarter of 2020:

•	Net income of $40.3 million, or $0.77 per share and core net income[1] of $40.8 million, or $0.78 per share

•	Return on average common equity of 16.6% and core return on average tangible common equity[1] of 18.6%

•	Net interest margin of 2.63%

•	Credit quality metrics remain strong; CECL reserve build of $5.2 million

•	Board declares a dividend of $0.44 per share

•	Bank operational with COVID-19 action plan implemented

Hamilton, Bermuda - April 30, 2020: The Bank of N.T. Butterfield & Son Limited ("Butterfield" or the "Bank") (BSX: NTB.BH; NYSE: NTB) today announced financial results for the first quarter ended March 31, 2020.
Net income for the three months ended March 31, 2020 was $40.3 million, or $0.77 per diluted common share, compared to $52.1 million, or $0.96 per diluted common share, for the period ended March 31, 2019. Core net income1 for the three months ended March 31, 2020 was $40.8 million, or $0.78 per diluted common share, compared to $51.7 million, or $0.95 per diluted common share, for the period ended March 31, 2019.
The core return on average tangible common equity1 for the three months ended March 31, 2020 was 18.6%, compared to 25.6% for the period ended March 31, 2019. The core efficiency ratio1 for the three months ended March 31, 2020 was 63.8%, compared with 60.1% for the period ended March 31, 2019.
Michael Collins, Butterfield's Chairman and Chief Executive Officer commented, "Our first quarter financial results were relatively strong despite the early headwinds that we experienced from the global COVID-19 health crisis. As an essential service provider, Butterfield continues to offer financial services for our customers, while maintaining social distancing and taking necessary steps to reduce the spread of the virus. We are acutely aware of the personal and financial challenges being experienced throughout the communities in which we operate. We have taken appropriate measures, such as temporarily deferring mortgage payments, reducing fees, safeguarding our colleagues and customers in retail banking, and operating remotely where possible. We have also significantly increased our contributions to community programs for people in the greatest need.
"We are working closely with our regulators and government officials. Our capital and liquidity profile remains strong. We continue to stress test our risk positions and believe that our historically conservative underwriting criteria now places the Bank in a strong position to manage through this crisis, and we are beginning to plan for possible economic recovery scenarios. It is important to note that the impacts to Butterfield from this health crisis will vary depending on a variety of factors, including the length and severity of the economic downturn, the interest rate environment and the time it takes for tourism in Bermuda and Cayman to recover. We are monitoring the changing operating environment closely while preparing for a challenging economic base case and continue to take appropriate actions to balance the interests of all stakeholders."

(1)	See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures. 1

Net income decreased in the first quarter of 2020 versus the prior quarter due principally to lower fee income and a $5.2 million reserve build for future expected credit losses under CECL, which were partially offset by lower non-interest expenses and higher net interest income.
Net interest income (“NII”) for the first quarter of 2020 was $87.6 million, an increase of $1.4 million compared with NII of $86.2 million in the previous quarter and $88.0 million in the first quarter of 2019.
Net interest margin (“NIM”) for the first quarter of 2020 was 2.63%, an increase of 4 basis points from 2.59% in the previous quarter and down 68 basis points from 3.31% in the first quarter of 2019. NIM increased in the first quarter of 2020 compared to the prior quarter due to lower fixed rate deposit costs that were partially offset by lower asset yields driven by a lower global interest rate environment.
Non-interest income decreased to $47.6 million for the first quarter of 2020, compared with $49.7 million in the previous quarter and $43.4 million in the first quarter of 2019. The decrease versus the prior quarter was mostly due to lower banking fees, particularly card services, which benefited from seasonal increases in the fourth quarter of 2019 and was partly offset by increased foreign exchange commissions.
Non-interest expenses were $88.1 million in the first quarter of 2020, compared to $93.9 million in the previous quarter and $80.9 million in the first quarter of 2019. Core non-interest expenses1 were $87.6 million in the first quarter of 2020, compared with $91.6 million in the previous quarter and $80.3 million in the first quarter of 2019. Non-interest expenses were lower in the first quarter of 2020 compared to the prior quarter due to re-sequencing the Bank's re-branding initiative, as well as lower travel expenses and client event costs.
Capital Management
The Bank adheres to a disciplined and balanced capital return policy. The Board declared a quarterly dividend of $0.44 per common share to be paid on May 28, 2020 to shareholders of record on May 14, 2020. During the first quarter of 2020, Butterfield repurchased 1.3 million common shares under the Bank's current 3.5 million common share repurchase plan authorization.
The current total regulatory capital ratio as at March 31, 2020 was 19.8% as calculated under Basel III, compared to 19.4% as at December 31, 2019. Both of these ratios are significantly above regulatory requirements applicable to the Bank.

ANALYSIS AND DISCUSSION OF FIRST QUARTER RESULTS

Income statement	Three months ended (Unaudited)
(in $ millions)	March 31, 2020	December 31, 2019	March 31, 2019
Non-interest income	47.6	49.7	43.4
Net interest income before provision for credit losses	87.6	86.2	88.0
Total net revenue before provision for credit losses and other gains (losses)	135.2	136.0	131.4
Provision for credit recoveries (losses)	(5.2)	(0.4)	—
Total other gains (losses)	(0.6)	0.3	1.8
Total net revenue	129.4	135.9	133.1
Non-interest expenses	(88.1)	(93.9)	(80.9)
Total net income before taxes	41.3	42.0	52.2
Income tax benefit (expense)	(1.0)	1.9	(0.1)
Net income	40.3	43.9	52.1

Net earnings per share
Basic	0.77	0.83	0.97
Diluted	0.77	0.82	0.96

Per diluted share impact of other non-core items [1]	0.01	0.05	(0.01)
Core earnings per share on a fully diluted basis [1]	0.78	0.87	0.95

Adjusted weighted average number of participating shares on a fully diluted basis (in thousands of shares)	52,406	53,273	54,229

Key financial ratios
Return on common equity	16.6%	18.0%	23.7%
Core return on average tangible common equity [1]	18.6%	21.1%	25.6%
Return on average assets	1.2%	1.3%	1.9%
Net interest margin	2.63%	2.59%	3.31%
Core efficiency ratio [1]	63.8%	66.3%	60.1%

(1)	See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

Balance Sheet	As at
(in $ millions)	March 31, 2020	December 31, 2019
Cash due from banks	1,978	2,550
Securities purchased under agreements to resell	192	142
Short-term investments	1,048	1,218
Investments in securities	4,538	4,436
Loans, net of allowance for credit losses	5,001	5,143
Premises, equipment and computer software, net of accumulated depreciation	156	158
Goodwill and intangibles, net	91	97
Accrued interest and other assets	194	177
Total assets	13,197	13,922

Total deposits	11,753	12,442
Accrued interest and other liabilities	320	373
Long-term debt	144	144
Total liabilities	12,217	12,958
Common shareholders’ equity	981	964
Total shareholders' equity	981	964
Total liabilities and shareholders' equity	13,197	13,922

Key Balance Sheet Ratios:	March 31, 2020	December 31, 2019
Common equity tier 1 capital ratio[1]	17.5%	17.3%
Tier 1 capital ratio[1]	17.5%	17.3%
Total capital ratio[1]	19.8%	19.4%
Leverage ratio	6.1%	5.9%
Risk-Weighted Assets (in $ millions)	4,782	4,898
Risk-Weighted Assets / total assets	36.2%	35.2%
Tangible common equity ratio	6.8%	6.3%
Book value per common share (in $)	19.09	18.40
Tangible book value per share (in $)	17.31	16.55
Non-accrual loans/gross loans	1.1%	1.0%
Non-performing assets/total assets	0.5%	0.4%
Total coverage ratio	68.2%	46.8%

(1)
In accordance with regulatory capital guidance, the Bank has elected to make use of transitional arrangements which allow the deferral of the January 1, 2020 CECL impact of $7.8 million on its regulatory capital over a period of 5 years.

QUARTER ENDED MARCH 31, 2020 COMPARED WITH THE QUARTER ENDED DECEMBER 31, 2019
Net Income
Net income for the quarter ended March 31, 2020 was $40.3 million, down $3.6 million from $43.9 million in the prior quarter.
The $3.6 million decrease in net income in the quarter ended March 31, 2020 over the previous quarter was due principally to the following:

•
$1.4 million increase in net interest income before provision for credit losses due to a $2.5 million decrease in interest expense on deposits due to both lower volumes and the impact of deposit repricing in the Channel Islands and a $0.8 million increase in interest income on loans due to loan growth in the Channel Islands and UK segment. This was partially offset by a $1.9 million decrease in interest income from investments and banks driven by reduced rates as a result of recent fed rate cuts;

•	$3.3 million decrease in staff-related costs due primarily to normalizing the Bank's footprint in the Channel Islands following the ABN AMRO acquisition in 2019;

•	$1.6 million decrease in marketing expenses associated with lower costs on the Bank's re-branding initiative, lower travel expenses and client event costs;

•
$2.1 million decrease in non-interest income primarily due to a $2.8 million decrease in banking income due to reduced card services income as a result of seasonal increases in the fourth quarter of 2019 as well as lower current quarter transaction volumes offset by a $0.9 million increase in foreign exchange revenue driven by higher volumes;

•	$4.8 million increase in provision for expected credit losses due to the negative revised macroeconomic forecasts impacting future expected credit loss estimates;

•	$0.9 million decrease in total other gains/(losses) due to mark-to-market losses; and

•	$2.9 million increase in tax expense due to prior quarter recognition of a deferred tax asset in the UK.

Non-Core Items1
Non-core items resulted in expenses of $0.5 million in the quarter ended March 31, 2020, which improved by $1.8 million compared to expenses of $2.3 million in the prior quarter. Non-core items for the period were incurred in the final implementation of a target staffing model for the combined Channel Islands segment following the ABN AMRO (Channel Islands) acquisition.
Management does not believe that the expenses, gains or losses identified as non-core are indicative of the results of operations of the Bank in the ordinary course of business.

(1)	See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

BALANCE SHEET COMMENTARY AT MARCH 31, 2020 COMPARED WITH DECEMBER 31, 2019
Total Assets
Total assets of the Bank were $13.2 billion at March 31, 2020, a decrease of $0.7 billion from December 31, 2019. The Bank maintained a highly liquid position at March 31, 2020, with $7.8 billion of cash and demand deposits with banks, reverse repurchase agreements and liquid investments representing 58.8% of total assets, compared with 60.0% at December 31, 2019.
Loans Receivable
The loan portfolio totaled $5.0 billion at March 31, 2020, which was a decrease of $141.7 million compared to December 31, 2019, due primarily to the impact of a weaker GBP currency on the Channel Islands portfolio.
Allowance for credit losses at March 31, 2020 totaled $36.2 million, an increase of $12.6 million from December 31, 2019. The movement was primarily due to the adoption of the new CECL standard.
The loan portfolio represented 37.9% of total assets at March 31, 2020 (December 31, 2019: 36.9%), while loans as a percentage of customer deposits increased from 41.3% at December 31, 2019 to 42.6% at March 31, 2020. The increases in both are due principally to a decrease in customer deposits at March 31, 2020 related to expected Euro deposit declines in the Channel Islands.
As of March 31, 2020, the Bank had gross non-accrual loans of $53.1 million, representing 1.1% of total gross loans, a slight increase from the $50.4 million, or 1.0%, of total loans at December 31, 2019. Butterfield continues to engage proactively with clients who experience financial difficulty.
Other real estate owned (“OREO”) increased by $0.4 million from year-end 2019 to $4.2 million at March 31, 2020, as a result of one new foreclosure during the first quarter of 2020.
Investment in Securities
The investment portfolio was $4.5 billion at March 31, 2020, up $101.2 million from December 31, 2019.
The investment portfolio is made up of high quality assets with 99.8% invested in A-or-better-rated securities. The investment yield increased from 2.77% in the previous quarter to 2.78% as at March 31, 2020. Total net unrealized gains were $155.0 million, compared to total net unrealized gains of $60.8 million at December 31, 2019, which was due to lower long term US dollar interest rates.
Deposits
Average deposits were $12.4 billion in the first quarter of 2020 compared to $12.2 billion in the quarter ended December 31, 2019. The cost of deposits decreased 8 basis points from the previous quarter reflecting customer rate decreases in term deposit products and driven by active repricing initiatives in the Channel Islands.

Average Balance Sheet2

	For the three months ended
	March 31, 2020			December 31, 2019			March 31, 2019
(in $ millions)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Assets
Cash due from banks and short‑term investments	3,681.2	9.4	1.03	3,791.9	10.9	1.14	2,441.2	9.9	1.65
Investment in securities	4,503.2	31.2	2.78	4,533.6	31.7	2.77	4,295.6	32.5	3.07
Equity securities at fair value	2.3	—	—	1.2	—	—	1.0	—	—
Available-for-sale	2,319.8	15.0	2.59	2,271.7	14.7	2.57	2,180.9	15.5	2.87
Held-to-maturity	2,181.1	16.2	2.99	2,260.7	17.0	2.98	2,113.7	17.0	3.27
Loans	5,159.8	61.7	4.80	4,880.6	60.9	4.95	4,055.0	56.7	5.67
Commercial	1,792.4	23.2	5.19	1,600.1	22.2	5.50	1,280.2	19.5	6.16
Consumer	3,367.4	38.5	4.59	3,280.5	38.8	4.69	2,774.8	37.3	5.45
Interest earning assets	13,344.1	102.4	3.08	13,206.2	103.5	3.11	10,791.8	99.2	3.73
Other assets	403.5			398.8			348.3
Total assets	13,747.6	102.4		13,605.0	103.5		11,140.1	99.2
Liabilities
Deposits	10,172.2	(12.9)	(0.51)	10,050.5	(15.4)	(0.61)	7,634.8	(9.2)	(0.49)
Securities sold under agreement to repurchase	—	—	—	2.6	—	(2.10)	—	—	—
Long-term debt	143.5	(1.9)	(5.22)	143.5	(1.9)	(5.28)	143.3	(2.0)	(5.71)
Interest bearing liabilities	10,315.7	(14.8)	(0.58)	10,196.6	(17.3)	(0.67)	7,778.1	(11.2)	(0.58)
Non-interest bearing current accounts	2,227.3			2,132.6			2,154.3
Other liabilities	316.6			348.0			274.8
Total liabilities	12,859.6	(14.8)		12,677.3	(17.3)		10,207.2	(11.2)
Shareholders’ equity	888.0			927.7			932.9
Total liabilities and shareholders’ equity	13,747.6			13,605.0			11,140.1
Non‑interest‑bearing funds net of non‑interest earning assets (free balance)	3,028.4			3,009.6			3,013.7
Net interest margin		87.6	2.63		86.2	2.59		88.0	3.31
(2) Averages are based upon a daily averages for the periods indicated.

Assets Under Administration and Assets Under Management
Total assets under administration for the trust and custody businesses were $91.6 billion and $27.0 billion, respectively, at March 31, 2020, while assets under management were $5.2 billion at March 31, 2020. This compares with $91.7 billion, $30.3 billion and $5.6 billion, respectively, at December 31, 2019.

Reconciliation of US GAAP Results to Core Earnings
The table below shows the reconciliation of net income in accordance with US GAAP to core earnings, a non-GAAP measure, which excludes certain significant items that are included in our US GAAP results of operations. We focus on core net income, which we calculate by adjusting net income to exclude certain income or expense items that are not representative of our business operations, or “non-core”. Core net income includes revenue, gains, losses and expense items incurred in the normal course of business. We believe that expressing earnings and certain other financial measures excluding these non-core items provides a meaningful base for period-to-period comparisons, which management believes will assist investors in analyzing the operating results of the Bank and predicting future performance. We believe that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Bank on the same basis as management.

Core Earnings	Three months ended
(in $ millions except per share amounts)	March 31, 2020	December 31, 2019	March 31, 2019
Net income to common shareholders	40.3	43.9	52.1
Non-core items
Non-core (gains) losses
Gain on disposal of a pass-through note investment (formerly a SIV)	—	—	(1.0)
Total non-core (gains) losses	—	—	(1.0)
Non-core expenses
Early retirement program, redundancies and other non-core compensation costs	0.4	2.2	—
Business acquisition costs	0.1	0.1	0.6
Total non-core expenses	0.5	2.3	0.6
Total non-core items	0.5	2.3	(0.4)
Core net income	40.8	46.2	51.7

Average common equity	973.3	964.8	893.4
Less: average goodwill and intangible assets	(94.2)	(95.3)	(74.9)
Average tangible common equity	879.1	869.5	818.5
Core earnings per share fully diluted	0.78	0.87	0.95
Return on common equity	16.6%	18.0%	23.7%
Core return on average tangible common equity	18.6%	21.1%	25.6%

Shareholders equity	980.5	963.7	896.2
Less: goodwill and intangible assets	(91.2)	(96.5)	(74.1)
Tangible common equity	889.3	867.2	822.1
Basic participating shares outstanding (in millions)	51.4	52.4	53.3
Tangible book value per common share	17.31	16.55	15.42

Non-interest expenses	88.1	93.9	80.9
Less: non-core expenses	(0.5)	(2.3)	(0.6)
Less: amortization of intangibles	(1.4)	(1.5)	(1.3)
Core non-interest expenses before amortization of intangibles	86.2	90.1	79.0
Core revenue before other gains and losses and provision for credit losses	135.2	136.0	131.4
Core efficiency ratio	63.8%	66.3%	60.1%

Conference Call Information:
Butterfield will host a conference call to discuss the Bank’s results on Friday, May 1, 2020 at 10:00 a.m. Eastern Time. Callers may access the conference call by dialing +1 (844) 855 9501 (toll-free) or +1 (412) 858 4603 (international) ten minutes prior to the start of the call. A live webcast of the conference call, including a slide presentation, will be available in the investor relations section of Butterfield’s website at www.butterfieldgroup.com. A replay of the call will be archived on the Butterfield website thereafter.

About Non-GAAP Financial Measures:
Certain statements in this release involve the use of non-GAAP financial measures. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with US GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with US GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. See "Reconciliation of US GAAP Results to Core Earnings" for additional information.

Forward-Looking Statements:
Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Bank to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including the impact of the COVID-19 pandemic, the scope and duration of the pandemic, actions taken by governmental authorities in response to the pandemic, worldwide economic conditions and fluctuations of interest rates, the successful completion and integration of acquisitions or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention and obtaining new business and other factors. All statements other than statements of historical fact are statements that could be forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our Securities and Exchange Commission (“SEC”) reports and filings. Such reports are available upon request from the Bank, or from the SEC, including through the SEC’s website at https://www.sec.gov. Except otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included herein, whether as a result of new information, future events or other developments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

About Butterfield:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.

Investor Relations Contact:                Media Relations Contact:
Noah Fields                    Mark Johnson
Investor Relations                 Group Head of Communications
The Bank of N.T. Butterfield & Son Limited        The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 3816                Phone: (441) 299 1624
E-mail: noah.fields@butterfieldgroup.com         E-mail: mark.johnson@butterfieldgroup.com